

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

November 16, 2021

Steven A. DeMartino
Chief Financial Officer
TransAct Technologies Incorporated
One Hamden Center, 2319 Whitney Avenue, Suite 3B
Hamden, CT 06518

> **Re:  TransAct Technologies Incorporated**
> **Registration Statement on Form S-3**
> **Filed November 12, 2021**
> **File No. 333-261026**

Dear Mr. DeMartino:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anna Abramson, Staff Attorney, at (202) 551-4969 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:   Scott W. Goodman